Exhibit 99.54

AGREEMENT OF UNITHOLDERS

This Agreement of Unitholders (this “Agreement”), dated as of May 18, 2018, is executed by and among the persons who are signatories hereto (referred to herein individually as a “Unitholder” and collectively as the “Unitholders”) and listed on Exhibit A hereto. The Unitholders are further identified herein as “Bailey Holders” or “Hughes Holders” as listed on Exhibit A hereto.

WHEREAS, concurrently herewith, BSR Real Estate Investment Trust (the “REIT”), BSR Trust, LLC (the “Operating Company”) and the Unitholders are entering into that certain Investor Rights Agreement (as such agreement may be amended or supplemented from time to time, the “IRA”), pursuant to which the Unitholders have certain rights with regard to the REIT and the Operating Company; and

WHEREAS, the Unitholders desire to memorialize their agreement as to the designation of their representatives and the collective assertion of other rights under the IRA.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby, severally and not jointly, agree as follows:

1.              Definitions.

(a)            Unless otherwise defined herein, capitalized terms shall have the meaning ascribed to them in the IRA.

(b)            The term “Units” shall mean those Class B units of the Operating Company (“Class B Units”) and/or those trust units of the REIT (“REIT Units”) held by the Unitholders as set forth on Exhibit A for so long as such Units continue to be owned by any Unitholder or any Permitted Transferee. The term “Units” shall continue to include Units transferred among Unitholders.

(c)            All references herein to “a majority of the Units”, “a majority of the Bailey Units” or “a majority of the Hughes Units” shall refer to a majority of such Units then-owned by the Unitholders, the Bailey Holders or the Hughes Holders as the case may be.

2.              Representations and Warranties of Unitholders.       Each of the Unitholders hereby severally represents and warrants to each other that such Unitholder is the registered owner of and has full voting power with respect to the number of Units of the Operating Company and/or the REIT as set forth on Exhibit A. Each Unitholder has the legal capacity, power and authority to enter into and perform all of the Unitholder’s obligations under this Agreement. This Agreement has been duly and validly executed and delivered by the Unitholder and constitutes the legal, valid and binding obligation of the Unitholder, enforceable against the Unitholder in accordance with its terms except as the enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors rights. If the Unitholder is married and the Unitholder’s Units constitute community property, this Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, the Unitholder’s spouse, enforceable against such person in accordance with its terms.

3.              Representative and Designees. Because the IRA provides that the Unitholders shall have one person serve as their collective representative, that the Bailey Holders shall have a Bailey Holders’ Designee and that the Hughes Holders shall have a Hughes Holders’ Designee (each, a “Designee” or collectively, the “Designees”), each to act on behalf of their respective groups, the following shall govern how such persons are appointed:

(a)            The Unitholders hereby designate John Bailey as the initial Bailey/Hughes Representative. At any time during the term of this Agreement, persons holding a majority of the Units may remove and replace the Bailey/Hughes Representative by delivering written consents appointing such new person to serve to (a) the then-current Bailey/Hughes Representative and (b) the REIT.

(b)            The Bailey Holders hereby designate John Bailey as the initial Bailey Holders’ Designee. At any time during the term of this Agreement, persons holding a majority of the Bailey Units may remove and replace the Bailey Holders’ Designee by delivering written consents appointing such new person to serve to (a) the then-current Bailey Holders’ Designee and (b) the REIT.

(c)            The Hughes Holders hereby designate Daniel Hughes as the initial Hughes Holders’ Designee. At any time during the term of this Agreement, persons holding a majority of the Hughes Units may remove and replace the Hughes Holders’ Designee by delivering written consents appointing such new person to serve to (a) the then-current Hughes Holders’ Designee and (b) the REIT.

(d)            The Unitholders grant the Bailey/Hughes Representative, the Bailey Holders grant the Bailey Holders’ Designee and the Hughes Holders grant the Hughes Holders’ Designee a power of attorney constituting such person with full power of substitution, as its true and lawful attorney to act on behalf of such grantor, as a group, with full power and authority in its name, place and stead, and to execute, under seal or otherwise, swear to, acknowledge, deliver, make or file or record when, as and where required, any instrument, deed, resolution, agreement or document in connection with carrying out the activities of the REIT and/or the Operating Company contemplated by this Agreement.

4.              Nominees. Section 3.2 of the IRA provides for the Unitholders to designate a certain number of the Nominees at any Trustee Election Meeting provided that the Unitholders maintain specified levels of ownership.

(a)            In the event that the Bailey/Hughes Holders are entitled to nominate three (3) of the Nominees under the IRA, a majority of the Bailey Units shall appoint two (2) of the three (3) Nominees and a majority of the Hughes Units shall appoint one (1) of the three (3) Nominees.

(b)            In the event that the Bailey/Hughes Holders are entitled to nominate two (2) of the Nominees under the IRA, a majority of the Bailey Units shall appoint one (1) of the Nominees and a majority of the Hughes Units shall appoint one (1) of the Nominees unless, at such time of the nomination, the Hughes Units constitute less than forty percent (40%) of the Units; in such case, then a majority of the Bailey Units shall appoint both of the two (2) Nominees.

(c)            In the event that the Bailey/Hughes Holders are entitled to nominate one (1) of the Nominees under the IRA, (i) a majority of the Bailey Units shall appoint the Nominee if the Bailey Units constitute at least fifty percent (50%) of the Units at such time, or (ii) a majority of the Hughes Units shall appoint the Nominee if the Hughes Units constitute at least fifty percent (50%) of the Units at such time.

(d)            The initial Nominees appointed by the Bailey Holders are John S. Bailey and William A. Halter. These persons will continue to be the Nominees so appointed each year unless and until a majority of the Bailey Units directs the Bailey Holders’ Designee to nominate someone else as one or both of their Nominees, and such direction shall be made by delivering written consents of the same at least five (5) days prior to the date that the Bailey Holders’ Designee is required to deliver notice of the designated Nominee to the REIT.

(e)            The initial Nominee appointed by the Hughes Holders is Daniel Hughes. This person will continue to be the Nominee so appointed each year unless and until a majority of the Hughes Units directs the Hughes Holders’ Designee to nominate someone else as its Nominee, and such direction shall be made by delivering written consents of the same at least five (5) days prior to the date that the Hughes Holders’ Designee is required to deliver notice of the designated Nominee to the REIT.

5.              Registration Rights.

(a)            In order to effect a Demand Registration under the IRA, any Unitholder or group of Unitholders that own, control or direct, directly or indirectly, in the aggregate, at least 10% of the then-outstanding REIT Units (determined as if all Class B Units are redeemed for REIT Units) shall deliver a notice to the Bailey Holders’ Designee or the Hughes Holders’ Designee instructing such person to demand registration on their behalf pursuant to the IRA, and the Unitholders making such demand and the respective Designee(s) shall use their best efforts to provide the information and take such actions as is required under the IRA to pursue a Demand Registration; provided, however, that any such right is subject to the terms and conditions of the IRA and the Designee shall not be required to take any action inconsistent with the IRA.

(b)            In the event that the Bailey/Hughes Representative receives notice of a qualification or Distribution under Section 4.2 of the IRA, the Bailey/Hughes Representative shall endeavor to provide notice to the Unitholders via email or other immediate form of communication, and the Unitholders desiring to be included in the Piggy-Back Registration shall immediately assert their right to allow the Bailey/Hughes Representative to respond within the timeframes contemplated by the IRA (including the Bought Deal timeframes contemplated by Section 4.2(c) of the IRA). Nothing herein shall be deemed to imply that the Unitholders are entitled to any period of time to respond to a notice hereunder.

6.              Pre-emptive Rights. In the event that the Bailey/Hughes Holders are entitled to subscribe for Pre-emptive Rights Securities under Section 5.1 of the IRA and notice thereof is given to the Bailey/Hughes Representative, the Bailey/Hughes Representative shall provide prompt notice to the Unitholders, but any exercise of the right to subscribe for Pre-emptive Right Securities by an individual Unitholder shall be the sole responsibility of such Unitholder.

7.              Direction to Take Action. At any time that the Bailey/Hughes Holders have a right to approve or veto any action under the IRA or assert any right not specifically described herein (including without limitation the exercise of rights under Articles 6 and 7 of the IRA), the Bailey/Hughes Representative shall be authorized to take such action on behalf of the Bailey/Hughes Holders provided that (a) such person has not been removed as the Bailey/Hughes Representative, (b) the Bailey/Hughes Representative has received written consents to take such action from a majority of the Unitholders, and (c) notice of such action is provided to the Designees promptly upon taking such action.

8.              Scope of Obligation of Designees and Bailey/Hughes Representative. In the event any notice is received by the Designees or the Bailey/Hughes Representative under the IRA and such notice is directed to the Unitholders, each Designee and the Bailey/Hughes Representative shall use their reasonable best efforts to timely notify the Bailey Holders, the Hughes Holders or the Unitholders, as the case may be, of such notice. Any failure to give notice (other than an intentional failure in bad faith to give notice) shall not affect any action taken by the Bailey/Hughes Representative or a Designee under the IRA provided that a majority of the Bailey Holders, the Hughes Holders or the Unitholders, as the case may be, so consented and shall not result in any liability of the Bailey/Hughes Representative or a Designee to the Unitholders.

9.              Term. This Agreement shall continue in effect until termination of the IRA in accordance with its terms.

10.             Limitation. Nothing in this Agreement shall be deemed to restrict any of the Unitholders from taking any action in the capacity of a trustee, director or officer (if applicable) of the REIT or Operating Company that such Unitholder shall believe is necessary to fulfill the Unitholder’s duties and obligations as a trustee, director or officer thereof. Each Unitholder is executing this Agreement solely in the Unitholder’s capacity as a Unitholder.

11.             Notices.

(a)            All notices, requests, demands and other communications required or permitted hereby shall be in writing. Time is of the essence with regard to notices under this Agreement, and all notices shall be made as promptly as possible under this Agreement to allow for action by the Bailey/Hughes Representative and the Designees to act within the timeframes provided under the IRA.

(b)            The parties consent to notice being delivered by email, text message, facsimile or other electronic means, and such notice shall be deemed given at the time such notice is sent. Notices may also be made by personal delivery, US mail or overnight courier, and such notice shall be deemed given upon receipt.

(c)            No action described herein or in the IRA shall be conditional upon notices being received by all Unitholders, and a failure to give notice shall not affect any action taken by the Bailey/Hughes Representative or a Designee under the IRA provided that a majority of the Bailey Holders, the Hughes Holders or the Unitholders, as the case may be, so consented.

(d)            Notice shall be given to the parties hereto at such email address, phone number or address set forth below their signature on the signature pages hereof. Any change in the contact information provided on the signature page shall be made by delivering such updated information to the Bailey/Hughes Representative. The Bailey/Hughes Representative shall provide updated notice information for all Unitholders at any time upon request by a Unitholder.

12.            Amendments. This Agreement may not be modified, amended, altered or supplemented with respect to a particular Unitholder except upon the execution and delivery of a written agreement executed by the Unitholders owning at least ninety percent (90%) of the Units then owned by the Unitholders.

13.            Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

14.            Entire Agreement. This Agreement, together with the IRA and the agreements contemplated thereby, embody the entire agreement and understanding of the parties hereto in respect to the subject matter contained herein. This Agreement supersedes all prior agreements and understandings among the parties with respect to such subject matter contained herein.

15.            Permitted Transferees. Any Permitted Transferee shall be deemed to have accepted the terms and conditions of this Agreement by accepting the transfer of the Units.

16.            Governing Law. This Agreement and the relations among the parties hereto arising from this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any principles of conflicts of law.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

[BAILEY/HUGHES HOLDERS SIGNATURES REDACTED (ORIGINAL SIGNED) -
CONFIDENTIAL INFORMATION]

EXHIBIT A

[REDACTED – CONFIDENTIAL INFORMATION]